Exhibit 1

11111 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

(310) 806-4434

www.industrialrealtygroup.com

September 27, 2024

The Board of Directors (the “Board”) of

Hall of Fame Resort & Entertainment Company

2014 Champions Gateway, Suite 100

Canton, OH 44708

Dear Members of the Board:

IRG Canton Village Member, LLC (“IRG”, “we” or “our”) is pleased to submit this preliminary non-binding proposal (“Proposal”) to acquire, through a to-be-formed affiliated entity (“Buyer”), all of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), of Hall of Fame Resort & Entertainment Company (the “Company”) that are not held by Buyer, its affiliated entities and any potential co-investors in Buyer or its affiliates (the “Proposed Transaction”). Buyer proposes to acquire the shares of Common Stock through a merger, tender offer or other transaction structure as will be mutually agreed between Buyer and the Company.

Based on information provided to IRG to date, IRG proposes a purchase price of $1.98 per share of Common Stock, to be paid in cash, which assumes an aggregate amount of indebtedness outstanding as of the consummation of the Proposed Transaction that does not exceed the aggregate amount of indebtedness that is outstanding as of the date of this Proposal. Our Proposal represents a premium of approximately 2% over the Company’s closing share price today and is equal to the Company’s volume-weighted average closing share price for the last 30 trading days ending September 27, 2024. We believe that the Proposed Transaction is the best path forward for the Company and its stockholders. Our Proposal provides the Company’s stockholders with an opportunity to obtain immediate liquidity and certainty of value at a time when the Company is (and has been) facing significant liquidity challenges and overall difficult financial circumstances.

Consummation of the Proposed Transaction will be conditioned on: (a) Buyer securing committed financing on terms satisfactory to Buyer in an amount reasonably determined by IRG to be sufficient to fund the Company’s anticipated working capital needs for at least 24 months following consummation of the Proposed Transaction; (b) execution of definitive documentation to refinance the Company’s current indebtedness and related obligations with certain specified holders of the Company’s PACE financing and renegotiation of the ground lease for the waterpark, in each case, to be effective upon the consummation of the Proposed Transaction; and (c) holders of the Company’s indebtedness (other than the holders referenced above) agreeing (i) not to exercise any “change of control” or other default rights that may be available to such holders either currently or at any time prior to or in connection with the consummation of the Proposed Transaction and (ii) that their indebtedness in the Company will remain outstanding on the existing terms following consummation of the Proposed Transaction. This Proposal is further conditioned upon: (x) approval by a special committee (“Special Committee”), comprised solely of independent and disinterested members of the Board and advised by independent legal and financial advisors selected by the Special Committee, being fully empowered by the Board to evaluate and negotiate this Proposal; (y) approval of the Proposed Transaction by (or the tender into a tender offer contemplated by the Proposed Transaction of) a majority of the shares of the Company held by disinterested stockholders; and (z) additional conditions that are customary and appropriate for transactions of this type. We will not move forward with a Proposed Transaction unless it is recommended to the full Board by the Special Committee and approved by the Board and approved by (or the tender into a tender offer contemplated by the Proposed Transaction of) a majority of the shares of the Company held by disinterested stockholders.

Los Angeles ● New York ● Sacramento ● Chicago ● Akron ● Cleveland ● Columbus ● Cincinnati ● Detroit

This Proposal is not a binding offer or agreement or an agreement to make a binding offer. This Proposal is our preliminary indication of interest and does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of the definitive transaction documentation (“Definitive Agreements”), and then will be based on the terms and subject to the conditions provided therein. As required by law, we will promptly update our Schedule 13D on file with the U.S. Securities and Exchange Commission to disclose this Proposal. Thereafter, we believe that it is in all of our interests to proceed with our discussions relating to the Proposed Transaction in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

We are confident in our ability to consummate the Proposed Transaction as outlined in this Proposal and would like to express our commitment to working together with the Board and the Special Committee to consummate the Proposed Transaction in an expeditious manner. We have retained legal and financial advisors in connection with making this Proposal, and we and our advisors are available at your convenience to discuss any aspects of our Proposal.

We look forward to hearing from you. Sincerely,

IRG Canton Village Member, LLC

By: IRG Canton Village Manager, LLC, its Managing Member

By:	/s/ Stu Lichter
Name:	Stu Lichter
Title:	Managing Member